Exhibit 99.1

21 September 2023

TRANSACTION IN OWN SHARES

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its programme announced on September 19, 2023 to purchase its ordinary shares, no par value per share (“Ordinary Shares”) up to a maximum aggregate amount of £4.0 million (the “Programme”) in connection with forthcoming vesting of restricted stock units under the Burford Capital 2016 Long Term Incentive Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	September 20, 2023
Aggregate number of Ordinary Shares purchased:	65,000
Lowest price paid per Ordinary Share (GBp):	1193.00
Highest price paid per Ordinary Share (GBp):	1220.00
Volume weighted average price paid per Ordinary Share (GBp):	1205.7000

Ordinary Shares purchased pursuant to the Programme will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,049,877, of which 154,947 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,894,930 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Programme.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction	Trading venue
100	1207.00	10:06:45	AIMX
21	1209.00	10:06:59	AIMX
379	1209.00	10:06:59	AIMX
165	1208.00	10:07:29	AIMX
182	1208.00	10:07:29	AIMX
385	1209.00	10:08:00	AIMX

8	1209.00	10:59:57	AIMX
406	1210.00	11:05:02	AIMX
174	1210.00	11:05:02	AIMX
135	1209.00	11:09:57	AIMX
240	1209.00	11:09:57	AIMX
351	1219.00	11:12:35	AIMX
10	1217.00	11:13:10	AIMX
385	1217.00	11:13:10	AIMX
263	1216.00	11:18:05	AIMX
114	1216.00	11:18:05	AIMX
500	1218.00	11:39:14	AIMX
389	1219.00	11:41:36	AIMX
350	1219.00	11:41:36	AIMX
37	1220.00	11:44:08	AIMX
589	1220.00	11:52:13	AIMX
311	1220.00	11:52:13	AIMX
154	1220.00	11:52:13	AIMX
378	1217.00	11:53:15	AIMX
81	1217.00	11:53:15	AIMX
102	1216.00	11:53:15	AIMX
363	1214.00	12:08:15	AIMX
406	1214.00	12:08:15	AIMX
122	1214.00	12:08:15	AIMX
83	1210.00	12:08:18	AIMX
211	1210.00	12:08:19	AIMX
31	1210.00	12:08:19	AIMX
39	1213.00	12:18:43	AIMX
344	1213.00	12:18:43	AIMX
340	1213.00	12:18:43	AIMX
5	1209.00	12:34:04	AIMX
100	1209.00	12:34:04	AIMX
282	1209.00	12:34:04	AIMX
79	1204.00	12:42:52	AIMX
114	1204.00	12:42:56	AIMX
45	1204.00	12:42:56	AIMX
53	1204.00	12:42:56	AIMX
1	1204.00	12:50:34	AIMX
80	1204.00	12:51:35	AIMX
184	1203.00	13:02:10	AIMX
3	1203.00	13:04:37	AIMX
198	1203.00	13:04:37	AIMX
359	1202.00	13:13:24	AIMX
389	1199.00	13:40:10	AIMX
409	1201.00	13:44:16	AIMX

334	1205.00	13:45:21	AIMX
320	1202.00	13:45:21	AIMX
120	1202.00	13:45:25	AIMX
36	1205.00	13:50:41	AIMX
52	1205.00	13:50:41	AIMX
586	1202.00	13:52:28	AIMX
406	1201.00	13:52:40	AIMX
357	1201.00	13:57:28	AIMX
533	1203.00	13:57:29	AIMX
396	1206.00	14:01:07	AIMX
949	1206.00	14:01:07	AIMX
11	1206.00	14:01:07	AIMX
409	1206.00	14:01:07	AIMX
32	1203.00	14:01:07	AIMX
170	1203.00	14:01:07	AIMX
160	1203.00	14:01:07	AIMX
47	1203.00	14:01:07	AIMX
36	1202.00	14:23:50	AIMX
338	1202.00	14:23:50	AIMX
369	1200.00	14:30:00	AIMX
375	1200.00	14:30:00	AIMX
26	1194.00	14:33:44	AIMX
110	1194.00	14:35:16	AIMX
2	1194.00	14:35:20	AIMX
110	1194.00	14:36:55	AIMX
135	1194.00	14:36:55	AIMX
366	1196.00	14:46:42	AIMX
44	1196.00	14:46:42	AIMX
138	1195.00	14:51:21	AIMX
226	1195.00	14:51:21	AIMX
366	1199.00	14:57:57	AIMX
200	1199.00	14:58:08	AIMX
47	1199.00	14:58:08	AIMX
158	1199.00	14:58:08	AIMX
365	1199.00	14:58:08	AIMX
29	1200.00	14:59:08	AIMX
25	1200.00	14:59:08	AIMX
88	1200.00	14:59:08	AIMX
123	1200.00	14:59:15	AIMX
402	1199.00	14:59:35	AIMX
366	1198.00	14:59:51	AIMX
59	1197.00	14:59:51	AIMX
150	1197.00	14:59:51	AIMX
145	1197.00	14:59:51	AIMX

146	1197.00	14:59:51	AIMX
146	1197.00	14:59:51	AIMX
123	1197.00	14:59:51	AIMX
53	1195.00	15:05:32	AIMX
351	1195.00	15:05:32	AIMX
987	1203.00	15:07:31	AIMX
100	1203.00	15:07:31	AIMX
480	1203.00	15:07:31	AIMX
384	1200.00	15:10:08	AIMX
118	1200.00	15:10:08	AIMX
541	1200.00	15:10:08	AIMX
100	1199.00	15:10:08	AIMX
250	1199.00	15:10:08	AIMX
91	1200.00	15:10:08	AIMX
350	1197.00	15:10:14	AIMX
31	1197.00	15:10:14	AIMX
456	1195.00	15:16:00	AIMX
91	1193.00	15:16:14	AIMX
110	1193.00	15:18:25	AIMX
168	1193.00	15:18:25	AIMX
331	1193.00	15:18:25	AIMX
110	1193.00	15:20:31	AIMX
110	1193.00	15:22:45	AIMX
76	1197.00	15:24:09	AIMX
32	1198.00	15:24:13	AIMX
233	1198.00	15:24:13	AIMX
1116	1198.00	15:24:13	AIMX
378	1198.00	15:24:13	AIMX
73	1200.00	15:25:00	AIMX
568	1200.00	15:25:00	AIMX
26	1200.00	15:26:26	AIMX
115	1200.00	15:26:26	AIMX
27	1201.00	15:26:26	AIMX
84	1201.00	15:26:27	AIMX
227	1201.00	15:27:27	AIMX
46	1201.00	15:27:27	AIMX
459	1201.00	15:30:28	AIMX
137	1201.00	15:30:28	AIMX
209	1201.00	15:30:28	AIMX
2	1202.00	15:34:39	AIMX
746	1203.00	15:35:56	AIMX
397	1204.00	15:38:43	AIMX
230	1204.00	15:38:43	AIMX
1526	1204.00	15:38:49	AIMX

1102	1204.00	15:38:49	AIMX
424	1204.00	15:38:49	AIMX
106	1204.00	15:38:49	AIMX
77	1204.00	15:38:49	AIMX
339	1196.00	15:45:41	AIMX
366	1196.00	15:45:41	AIMX
408	1198.00	15:46:17	AIMX
83	1196.00	15:46:28	AIMX
338	1196.00	15:50:29	AIMX
325	1196.00	15:50:29	AIMX
377	1196.00	15:50:29	AIMX
405	1196.00	15:51:49	AIMX
277	1197.00	15:51:49	AIMX
128	1197.00	15:51:49	AIMX
231	1198.00	15:51:49	AIMX
111	1198.00	15:51:49	AIMX
46	1198.00	15:51:49	AIMX
54	1198.00	15:51:49	AIMX
259	1198.00	15:51:49	AIMX
108	1198.00	15:51:49	AIMX
336	1196.00	15:51:52	AIMX
329	1196.00	15:52:09	AIMX
372	1196.00	15:52:15	AIMX
112	1200.00	15:55:00	AIMX
272	1200.00	15:55:00	AIMX
133	1200.00	15:55:40	AIMX
15	1200.00	15:55:40	AIMX
340	1200.00	15:55:40	AIMX
100	1200.00	15:55:40	AIMX
38	1201.00	15:56:49	AIMX
150	1201.00	15:56:49	AIMX
100	1201.00	15:56:49	AIMX
61	1201.00	15:56:49	AIMX
61	1201.00	15:56:49	AIMX
92	1201.00	15:56:49	AIMX
145	1201.00	15:57:29	AIMX
100	1201.00	15:57:29	AIMX
100	1201.00	15:57:29	AIMX
58	1201.00	15:57:29	AIMX
356	1199.00	15:58:29	AIMX
200	1201.00	15:58:29	AIMX
196	1201.00	15:58:29	AIMX
25	1202.00	15:59:24	AIMX
98	1202.00	15:59:24	AIMX

199	1202.00	15:59:59	AIMX
176	1202.00	15:59:59	AIMX
61	1202.00	16:00:43	AIMX
120	1202.00	16:00:43	AIMX
110	1202.00	16:00:43	AIMX
342	1205.00	16:03:25	AIMX
1154	1205.00	16:03:25	AIMX
395	1204.00	16:03:25	AIMX
797	1204.00	16:03:25	AIMX
122	1204.00	16:04:13	AIMX
286	1204.00	16:04:13	AIMX
731	1208.00	16:04:41	AIMX
831	1208.00	16:04:41	AIMX
134	1210.00	16:05:39	AIMX
141	1210.00	16:05:39	AIMX
96	1210.00	16:05:39	AIMX
38	1210.00	16:05:39	AIMX
128	1210.00	16:05:39	AIMX
27	1210.00	16:05:59	AIMX
339	1210.00	16:05:59	AIMX
1080	1212.00	16:07:14	AIMX
28	1212.00	16:07:14	AIMX
6	1212.00	16:07:14	AIMX
352	1213.00	16:08:42	AIMX
195	1213.00	16:08:42	AIMX
214	1213.00	16:08:42	AIMX
433	1213.00	16:08:42	AIMX
12	1213.00	16:12:25	AIMX
340	1213.00	16:12:25	AIMX
340	1213.00	16:12:25	AIMX
373	1213.00	16:12:25	AIMX
353	1213.00	16:12:25	AIMX
382	1213.00	16:12:25	AIMX
493	1213.00	16:12:25	AIMX
746	1213.00	16:12:25	AIMX
251	1213.00	16:12:25	AIMX
120	1213.00	16:12:25	AIMX
371	1212.00	16:12:25	AIMX
100	1214.00	16:13:50	AIMX
59	1214.00	16:13:50	AIMX
33	1214.00	16:13:50	AIMX
172	1214.00	16:13:50	AIMX
386	1214.00	16:13:50	AIMX
333	1214.00	16:14:09	AIMX

100	1214.00	16:14:39	AIMX
253	1214.00	16:14:39	AIMX
17	1212.00	16:14:45	AIMX
83	1212.00	16:14:45	AIMX
233	1212.00	16:14:45	AIMX
376	1212.00	16:14:45	AIMX
38	1211.00	16:16:28	AIMX
467	1211.00	16:17:28	AIMX
105	1211.00	16:17:28	AIMX
96	1211.00	16:17:28	AIMX
254	1211.00	16:17:28	AIMX
441	1211.00	16:17:28	AIMX
112	1211.00	16:17:28	AIMX
548	1211.00	16:17:28	AIMX
96	1211.00	16:18:00	AIMX
236	1211.00	16:18:00	AIMX
400	1211.00	16:18:00	AIMX
63	1212.00	16:19:59	AIMX
1020	1212.00	16:19:59	AIMX
99	1212.00	16:19:59	AIMX
837	1212.00	16:19:59	AIMX
121	1212.00	16:19:59	AIMX
712	1212.00	16:20:59	AIMX
91	1212.00	16:22:37	AIMX
77	1213.00	16:22:37	AIMX
1010	1213.00	16:22:39	AIMX
333	1212.00	16:22:39	AIMX
340	1211.00	16:22:39	AIMX
31	1211.00	16:22:39	AIMX
25	1210.00	16:23:09	AIMX
114	1210.00	16:23:09	AIMX
68	1210.00	16:23:19	AIMX
214	1210.00	16:23:19	AIMX
77	1210.00	16:23:34	AIMX
100	1212.00	16:23:49	AIMX
284	1212.00	16:23:49	AIMX
200	1212.00	16:24:04	AIMX
78	1212.00	16:24:04	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections,

intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.